Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS ENTERS INTO $3M CONVERTIBLE LOAN
AGREEMENT WITH MIVTACH SHAMIR

Yoqneam, Israel, January 3, 2006. Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced the execution on January 2, 2006 of an agreement with Mivtach Shamir Holdings Ltd (TASE: MISH. TA), pursuant to which Mivtach Shamir will provide the Company with a 2 year $3 million loan, convertible at the option of Mivtach Shamir into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. The Company will repay the loan in 30 equal monthly installments in the event that Mivtach Shamir decides not to convert the loan. Under the agreement, the Company will also grant Mivtach Shamir a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach Shamir converts the loan. Consummation of the transaction is subject to approval of the Company's shareholders and other customary closing conditions. The parties anticipate completing the transaction by no later than March 2006. Mivtach Shamir is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange. The agreement amends the provisions of the previously reported term sheet with Mivtach Shamir for the purchase of shares of the Company.

Completion of the transaction is also subject to the purchase by Mivtach Shamir of 2,939,192 ordinary shares of the Company from three of the founders of the Company's recently acquired subsidiary ScanMaster Systems (IRT) Ltd., in accordance with the provisions of a share purchase agreement entered into by them yesterday.

Following completion of both transactions (and assuming the conversion of the loan and the exercise of the warrant) Mivtach will hold approximately 30% of the fully diluted share capital of the Company, becoming the Company's largest shareholder.

About Mivtach Shamir:

Mivtach Shamir Holdings Ltd. is an investment company traded on the Tel-Aviv Stock Exchange, with an approximate market cap of $130 million. Its principal areas of investment are technology and communications, real-estate and venture capital, and include holdings in publicly traded companies such as Lipman Electronic Engineering Ltd. (12%); Gilat Satellite Network Ltd. (10%); Scailex Corporation Ltd. (5.49%); Tefron Ltd. (11%) and Melach Industries of Israel Ltd. (4.99%). Mr. Meir Shamir is the main shareholder of the company (40%) and serves as the CEO and Chairman of the Board of Directors of the company.

About Elbit Vision Systems:

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company's Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

The transaction described in the press release attached is subject to the satisfaction of any conditions to effectiveness contained in any definitive documentation. Furthermore, risks associated with the transaction include (i) any difficulties encountered in the adaptation of EVS' business to accommodate new industrial applications, which may affect the timing and quality of production; and (ii) conditions in the market for the sales of new applications, as a result of which the results of any acquisition may vary from those anticipated.

Contact:

Yaky Yanay, VP Finance and CFO
972-4-993-6418

yaky@evs.co.il